Exhibit 99.3

SaverOne Reports First Half 2024 Results

Petah Tikvah, Israel, August 27, 2024 – SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a company developing and deploying transportation safety and advanced driver-assistance systems (ADAS) technologies and solutions, today presented its results for the first half ended June 30, 2024 and shared recent business updates.

Recent Highlights

●	Significant reduction in first half operating expenses of NIS 2.3 million ($612 thousand), reducing operating loss and cash burn;

●	4,800 systems have been ordered by customers as of August 26, 2024, of which approximately 3,750 have been installed;

●	OEM Agreement Signed with Volvo Group to install SaverOne Systems during the manufacturing process in Volvo Buses in Mexico;

●	OEM Agreement Signed with IVECO to develop a software-as-a-service solution to prevent driver distraction from cellphone use, with first IVECO vehicles with integrated SaverOne software solution expected to be delivered in early 2025;

●	Announced spinoff to advance development on the VRU Sensor Solution with estimated annual market potential of $1.5 billion by 2035;

●	Purchase order from IVECO for a proof-of-concept (POC) for the VRU sensor for their Advanced Driver-Assistance System (ADAS);

●	Launched a number of pilot projects for fleets in the United States, Latin America and Europe.

Financial Highlights

●	Revenues of NIS 483 thousand (~$129 thousand) in the first half of 2024 versus NIS 1.5 million (~$395 thousand) in the first half of 2023;

●	Operating expenses reduced to NIS 15.8 million ($4.2 million) in the first half of 2024 versus NIS 18.1 million ($4.9 million) in the first half of 2023;

●	Net loss reduced to NIS 16.3 million (~$4.4 million) in the first half of 2024 versus NIS 17.8 million in the first half of 2023 (~$4.8 million);

●	June 30, 2024 cash and cash equivalents of NIS 11.3 million (~$3.0 million).

Management Comment

Commented Mr. Ori Gilboa, CEO of SaverOne, “2024 has been challenging for SaverOne due to longer sales cycles in our home market of Israel. On the positive side, we are witnessing a broadening of our activities internationally through our partners, OEMs and new regional distributors. We are working to expand our global footprint with key existing customers by penetrating their international subsidiaries. We have also initiated new pilot projects in the United States, Europe and Latin America and have also secured initial commercial orders. International expansion requires significant effort, and in 2024, we have made substantial progress in establishing SaverOne as a global business. We remain optimistic and expect a renewed growth trend in the coming months.”

Continued Mr. Gilboa, “During the quarter, we announced our plans for a spinoff company focused on advancing our VRU (Vulnerable Road User) sensor solution, which represents a significant opportunity for us. This decision was based on a comprehensive analysis by a world leading consultancy firm, which estimated the addressable annual market potential for our VRU product at $1.5 billion by 2035. Additionally, we received a new purchase order for a proof-of-concept (POC) from IVECO to integrate our VRU sensor into their Advanced Driver Assistance System (ADAS), further enhancing vehicle safety. We believe that our VRU presents significant value for SaverOne long-term.”

Recent Developments in the First Half of 2024

●	SaverOne to Install its System Across Entire Strauss Group Fleet. Strauss Group is one of the largest food manufacturers in Israel with a fleet of over 80 food delivery trucks. The new order covering the entire Strauss delivery fleet, follows a successful trial on 17 Strauss trucks, in which Strauss’ management noted a statistically significant reduction in accident rates in the trucks that had the SaverOne system installed.

●	SaverOne Signed Contract to Install its Systems on 300 Buses of Leading Israeli Transportation Company Bon Tour. Bon Tour is one of the leading private transit companies in Israel, operating hundreds of buses and providing transportation solutions and travel services to some of the largest companies in the country.

●	Leading Israeli Transportation Company Egged Tours Selects SaverOne’s Driver Distraction Solution System for a contract to install 300 SaverOne Systems on all of its buses. Egged Tours, operating the largest tour bus fleet in Israel, is a subsidiary of Egged Transportation, Israel’s largest bus company, with over 3,000 buses operating nationally with a vast network of urban and intercity routes.

●	SaverOne Granted New US Patent Strengthening its IP portfolio Supporting its Transportation Safety Solution. This marks SaverOne’s 23rd patent and describes SaverOne’s advanced algorithms and its selective blocking mechanism to prevent the driver from accessing distracting phone functionalities while the vehicle is in motion.

●	SaverOne Launches New Pilot Project in the United States with Motor Supply, Inc., a trucking company based in Columbia, South Carolina. SaverOne’s System was installed on a portion of Motor Supply’s fleet of sixteen trucks. The pilot is expected to run over a period of 12 months and, if successful, could potentially expand to the rest of the fleet and any future trucks that Motor Supply may operate.

●	GB Tours to Expand its Installation of the SaverOne System Across its Full Fleet of Public Transportation and Tour Buses. GB Tours is a leading Israel-based public transportation company that operates public transportation lines as well as tour buses with a fleet of about one hundred buses. This order for 77 buses follows the conclusion of a successful pilot of the SaverOne System on 20 of GB Tours’ buses.

●	OEM Agreement Signed to Install the SaverOne Safety Solution in Volvo Buses in Mexico. SaverOne’s Safety Solution will be installed in new Volvo buses that are manufactured for the Mexican market. The agreement provides Volvo with two years of exclusivity in the OEM market in Mexico. SaverOne will also provide twelve months of service and support for Volvo bus customers. After that period, Volvo bus customers will continue to receive SaverOne’s comprehensive service package for an on-going monthly fee.

●	SaverOne Signs Milestone OEM Agreement with IVECO to develop a solution to prevent driver distraction from cellphone use. The first IVECO vehicles with the integrated SaverOne software solution are expected to be delivered this year. IVECO and SaverOne will also collaborate within their service centers to offer comprehensive support for drivers that use this technology. SaverOne’s solution will be provided to IVECO’s customers under a software-as-a-service model.

●	SaverOne Expands its Collaboration with IVECO with its Vulnerable Road User Solution. Receives New Purchase Order for a vulnerable road user (VRU) proof-of-concept (POC). The POC will present SaverOne’s radio frequency (RF)-based solution that could be integrated in the vehicle Advanced Driver Assistance System (ADAS) to enhance vehicle safety. This solution is expected to be installed in one of IVECO’s vehicles in Europe in early 2025.

●	SaverOne Granted New European Patent encompassing SaverOne’s innovative system and groundbreaking methods that employ machine learning and channel fingerprinting techniques.

●	SaverOne: External Analysis Projects Annual $1.5 Billion Market Potential by 2035 for its RF-ADAS Technology. Announced spinoff company dedicated to advancing VRU sensor solution following the conclusion of a comprehensive project completed by a leading global consultancy firm which analyzed the addressable market potential, as well as the initial interest from OEMs. The consultancy firm’s analysis projects a market potential annually of $1.5 billion by 2035.

●	Global Food Manufacturer Expands Installation of SaverOne Protection System. Follow-on order for 50 SaverOne Systems by the Israeli subsidiary of a leading global food manufacturer, for installation in their employee vehicles. This new order follows several successful trial phases and a prior order in November 2022, during which 80 employee vehicles in Israel were equipped with the SaverOne system.

●	Global Food Manufacturer Adopts SaverOne System for Supply Chain Truck Protection. Following the successful completion of a pilot of SaverOne Systems’ on the customer’s trucks, an integral part of their supply chain in Israel, the customer ordered 46 SaverOne Systems. The customer is the Israeli subsidiary of one of the world’s top food manufacturers.

●	Egged Tours Broaden Installation of SaverOne System Across its Entire Bus Fleet. The follow-on project will install the SaverOne system on an additional 60 buses and cover Egged Tours’ entire fleet at its central hub of 130 vehicles. Egged Tours is a subsidiary of Egged Transportation, Israel’s largest public bus fleet with over 3,000 buses, representing significant broader sales potential for SaverOne.

Financial Summary for the First Half of 2024

Revenues was NIS 483 thousand (~$129 thousand) in the first half of 2024 compared to NIS 1.5 million (~$395 thousand) for the first half of 2023. This decrease was mainly due to the longer decision-making processes by current and prospective customers in the home market of Israel.

Gross profit was NIS 85 thousand (~$23 thousand), representing gross margin of 18% in the first half of 2024 compared to NIS 467 thousand (~$124 thousand), representing gross margin of 32%, in the first half of 2023.

Research and development expenses, net were NIS 8.9 million (~$2.4 million) in the first half of 2024 compared to NIS 12.2 million (~$3.3 million) in the first half of 2023. This decrease is primarily attributable to our efforts to streamline and optimize our research and development expenses.

Selling and marketing expenses were NIS 2.4 million (~$640 thousand) in the first half of 2024 compared to NIS 1.4 million (~$385 thousand) in the first half of 2023. The increase is attributable mainly to higher marketing expenses in light of the Company’s efforts in expanding the business to international markets.

General and administrative expenses were NIS 4.5 million (~$1.2 million) in the first half of 2024, compared to NIS 4.5 million (~$1.2 million) in the first half of 2023.

Operating loss was NIS 15.7 million (~$4.2 million) in the first half of 2024, reduced in comparison to NIS 17.6 million (~$4.7 million) in the first half of 2023, primarily as a result of efforts taken by the company to reduce expenses and ongoing cash burn.

Net loss in the first half of 2024 was NIS 16.3 million (~$4.4 million), reduced in comparison to NIS 17.8 million (~$4.8 million) for the first half of 2023.

Cash and cash equivalents and short-term bank deposits as of June 30, 2024, amounted to NIS 11.3 million (~$3.0 million), compared with NIS 17.1 million (~$4.8 million) as of December 31, 2023. In July 2024, the Company secured an equity line amounting to $15 million.

The Company’s financial results are presented in accordance with IFRS as issued by the IASB.

*	Unless otherwise noted, for the purposes of the presentation of financial data, all conversions from New Israeli Shekels (NIS) to U.S. dollars and from U.S. dollars to NIS were made at the rate of NIS 3.759 to $1.00, based on the representative exchange rate reported by the Bank of Israel on June 30, 2024.

About SaverOne’s Systems

SaverOne’s system is installed in vehicles to provide a solution to the problem of driver distraction, as a result of drivers using distracting applications on the mobile phone while driving, in a way that endangers their safety, the safety of their passengers and others on the road. This phenomenon is considered one of the main causes of road accidents in the world. According to the US National Highway Traffic Safety Administration, the annual cost of road accidents just in the United States, stands at about $870 billion each year, excluding the costs of serious injury or death, with a quarter of those accidents estimated to be related to the use of the mobile phones while driving. SaverOne’s technology specifically recognizes the driver area in the vehicle and prevents the driver from accessing distracting applications such as messaging, while allowing others (e.g. navigation, calls), without user intervention or consent, creating a safer driving environment.

SaverOne’s primary target markets include commercial and private vehicle fleets, including public transportation and buses, that are interested in reducing potential damages and significant cost, vehicle manufacturers that are interested in integrating safety solutions to their vehicles, and insurance and leasing companies. SaverOne initially addresses car fleets with focus on the Israeli, European and US markets, as well as other markets around the world. SaverOne believes that ultimately increased focus on monitoring and prevention of cellular distraction systems in vehicles, in particular driven by upcoming expected EU regulation, will likely have a dramatic positive impact on the demand for its systems in the future.

The Company’s strategy is to provide its technology for installation to customers in the aftermarket as well as address OEM vehicle manufacturers, to install the Company’s protection technologies during the vehicle manufacturing process.

SaverOne has developed a Vulnerable Road User (VRU) solution with the potential to significantly enhance the performance of Advanced Driver Assistance System (ADAS) sensors through a superior ability to deal with NLoS (non-line of sight) situations as well as adverse weather conditions and low-visibility. SaverOne’s technology identifies the exact location and direction of movement of the VRU via their RF footprint from their cellphone signal. This safety solution enables the avoidance of a collision by early detection VRUs such as pedestrians or cyclists in the vicinity of the vehicle.

About SaverOne

SaverOne is a technology company engaged in the design, development and commercialization of OEM and aftermarket solutions and technologies, to lower the risk of, and prevent, vehicle accidents.

SaverOne’s initial line of products is a suite of solutions that saves lives by preventing car accidents resulting from distraction from the use of mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone footprint.

Learn more at https://saver.one/

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding SaverOne’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition and may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of SaverOne’s technology to substantially improve the safety of drivers; market acceptance of SaverOne’s protection solutions; SaverOne’s planned level of revenues and capital expenditures; SaverOne’s ability to market and sell its products; SaverOne’s plans to continue to invest in research and development to develop technology for both existing and new products; SaverOne’s intention to advance its technologies and commercialization efforts; SaverOne’s intention to use local distributors in each country or region that it will conduct business to distribute our products or technology; SaverOne’s plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as its ability to maintain and protect the validity of its currently held intellectual property rights; SaverOne’s expectations regarding future changes in its cost of revenues and our operating expenses; interpretations of current laws and the passage of future laws; acceptance of SaverOne’s business model by investors; the ability to correctly identify and enter new markets including expanding our global footprint with key existing customers by penetrating their international subsidiaries; our expectation regarding renewed growth trend; the impact of competition and new technologies; general market, political and economic conditions in the countries in which SaverOne operates; projected capital expenditures and liquidity; SaverOne’s intention to retain key employees, and our belief that we maintain good relations with all of its employees; any resurgence of the COVID-19 pandemic and its impact on SaverOne’s business and industry; security, political and economic instability in the Middle East that could harm SaverOne’s business, including due to the current war between Israel and Hamas; and other risks and uncertainties, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 25, 2024 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

Investor Relations Contact:

Ehud Helft

+1 212 378 8040

saverone@ekgir.com

CONDENSED STATEMENTS OF FINANCIAL POSITION

(New Israeli Shekels in thousands)

	As of June 30,		As of December 31,
	2024	2023	2023
	Unaudited		Audited
Assets
Current assets
Cash and cash equivalents	11,302	14,773	17,112
Short-term bank deposits	-	3,805	-
Trade receivables, net	1,290	1,860	1,054
Other current assets	1,247	921	1,509
Inventory	5,760	3,451	4,534
Total current assets	19,599	24,810	24,209

Non-current assets
Trade receivables, net	871	-	1,051
Property and equipment, net	211	252	248
Restricted deposits	216	206	211
Right of use asset, net	1,142	354	1,271
Total non-current assets	2,440	812	2,781

Total assets	22,039	25,622	26,990

Current liabilities
Promissory note, net	3,912	7,097	7,139
Current maturities of leasing liabilities	469	429	352
Trade payables	3,695	2,896	4,303
Other current liabilities	2,037	2,456	2,042
Derivative warrants liability	57	1,819	274
Liability in respect of government grants	650	401	694
Total current liabilities	10,820	15,098	14,804

Non-current liabilities
Liability in respect of government grants	801	970	634
Leasing liability, net current	796	-	980
Total non-current liabilities	1,597	970	1,614

Shareholders’ equity
Share capital and premium	150,353	118,559	135,243
Capital reserve in respect of share-based payment	11,163	10,523	10,939
Accumulated deficit	(151,894)	(119,528)	(135,610)
Total shareholders’ equity	9,622	9,554	10,572

Total liabilities and shareholders’ equity	22,039	25,622	26,990

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(New Israeli Shekels in thousands, except per share and share data)

	Six Months Ended June 30,		Year Ended December 31,
	2024	2023	2023
	Unaudited		Audited
Revenues	483	1,475	2,720
Cost of revenues	(398)	(1,008)	(1,968)
Gross profit	85	467	752

Research and development expenses, net	(8,897)	(12,188)	(22,861)
Selling and marketing expenses	(2,406)	(1,449)	(3,787)
General and administrative expenses	(4,460)	(4,468)	(8,327)
Operating loss	(15,678)	(17,638)	(34,223)

Financing expenses	(1,242)	(800)	(1,219)
Financing income	636	685	1,607
Financing income (expenses), net	(606)	(115)	388

Loss for the period	(16,284)	(17,753)	(33,835)
Comprehensive loss for the period	(16,284)	(17,753)	(33,835)

Basic and diluted loss per share	(0.21)	(0.64)	(1.08)
Weighted average of number of shares used to calculate the basic and diluted loss per share	79,171,297	27,839,012	31,380,359

CONDENSED STATEMENTS OF CASH FLOWS

(New Israeli Shekels in thousands, except per share and share data)

	Six Months Ended June 30,		Year Ended December 31,
	2024	2023	2023
	Unaudited		Audited
Cash flow from operating activity
Comprehensive loss for the period	(16,284)	(17,753)	(33,835)
Adjustments required to present cash flows from operating activities (Appendix A)	(31)	(214)	(1,185)
Net cash used in operating activities	(16,315)	(17,967)	(35,020)

Cash flows from investment activity
Change in restricted deposits	(5)	(5)	-
Changes in short-term deposits	-	6,265	10,070
Purchase of property and equipment	(10)	(75)	(128)
Net cash provided by (used in) investment activity	(15)	6,185	9,942

Cash flows from financing activity
Net proceeds received from issuance of unit includes put options, promissory note and ADS as Commitment Shares in transaction of equity line granted	-	7,170	7,170
Proceeds received from issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	6,307	188	9,259
Repayment of first promissory note (principal and interest)	-	-	(754)
Net proceeds received from issuance of second promissory note	-	-	3,597
Net proceeds received from issuance of ADSs as part of shelf prospectus through public offering transaction	4,222	-	3,685
Repayment of principal in respect of lease liability	(117)	(234)	(467)
Net cash provided by financing activity	10,412	7,124	22,490

Change in balance of cash and cash equivalents	(5,918)	(4,658)	(2,588)

Exchange differences on cash and cash equivalents	108	191	460

Balance of cash and cash equivalents, beginning of period	17,112	19,240	19,240

Balance of cash and cash equivalents, end of period	11,302	14,773	17,112

CONDENSED STATEMENTS OF CASH FLOWS

(New Israeli Shekels in thousands, except per share and share data)

	Six Months Ended June 30,		Year Ended December 31,
	2024	2023	2023
	Unaudited		Audited
Appendix A – Adjustments required to present cash flows from operating activities

Income and expenses not involving cash flows
Depreciation	47	41	98
Amortization of right for use asset	129	213	425
Interest expenses related to leasing liabilities	50	15	22
Share-based payment	388	478	978
Revaluation of derivative warrant liability	(217)	668	(877)
Recognition of discount, interest and exchange differences expenses related to Promissory Note	494	14	526
Finance expenses incurred from partial exercise of Commitment Amount under equity line	696	-	531
Exchange differences on cash and cash equivalent	(108)	(191)	(470)
Changes in liability in respect of government grants	123	117	74
	1,602	1,355	1,307

Changes in asset and liability items
Decrease (increase) in other current assets	262	95	(493)
Increase in trade receivables	(56)	(763)	(1,008)
Increase in inventory	(1,226)	(1,425)	(2,508)
Increase (decrease) in trade payables	(608)	940	2,347
Increase in other current liabilities	(5)	(416)	(830)
	(1,633)	(1,569)	(2,492)

	(31)	(214)	(1,185)

Appendix B – Non-cash investment and financing activities

Recognition of right for usage asset against a leasing liability	-	-	1,129
Repayment of first promissory note (principal and interest) through issuance of ADSs resulted from partial exercise of Commitment Amount under equity line	3,721	-	3,313